UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	68546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CC Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Broadway, 10th Floor

                                        (No. and Street)

New York   New York   10036

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Miller   (212) 751-4422

                                                                 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC

                         (Name -- *if individual, state last, first, middle name*)

400 Old Forge Lane - Suite 401   Kennet Square   PA   19348

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ Andrew Miller _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CC Securities, LLC _____ , as of _____ December 31 _____ ,20 __ 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Andrew Miller
                                                       Signature

_____ Finop
                                                       Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

CC SECURITIES, LLC

CONTENTS
December 31, 2019



To the Board of Directors
of CC Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CC Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CC Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CC Securities, LLC's management. Our responsibility is to express an opinion on CC Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPA

We have served as CC Securities, LLC's auditor since 2019.

Kennett Square, Pennsylvania

February 28, 2020

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

CC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

(Confidential Pursuant to Rule 17a-5(e)(3))

ASSETS

Cash and cash equivalents	$	319,599
Prepaid expenses and other assets		14,882
	$	334,481

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to parent	$	32,627
Accounts payable and accrued expenses		66,100
Income tax payable to parent		23,210
Deferred revenue		5,000
Total liabilities		126,937
Member's equity		207,544
	$	334,481

See accompanying notes to financial statements.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2019

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1. Nature of business and summary of significant accounting policies

Nature of Business

CC Securities, LLC (the "Company") was formed in Delaware in December 2009 and is located in New York. The Company completed its registration as a broker-dealer in April 2011 with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of The CenterCap Group, LLC (the "Parent"). The Company is a strategic and financial advisory firm, which provides mergers and acquisitions, private placement and capital raising advisory services to middle market companies and fund managers across the real estate industry.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections, and current credit conditions. As there were no accounts receivable, an allowance for doubtful accounts was not required as of December 31, 2019.

Income Taxes

The Company, a limited liability company, has elected to be treated as a partnership under the applicable provisions of income tax laws. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to city income taxes and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

The Company follows an asset and liability to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate.

3

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2019

---

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

As of December 31, 2019, the Company's provision for income taxes consisted of current local income taxes of approximately $23,000. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 did not have a material impact on the Company's financial statement and related disclosures.

2. Cash and cash equivalents and concentration of credit risk

The Company considers bank money market accounts to be cash equivalents.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2019

3. Related party transactions

Expense Sharing Agreement and Due to Parent

Pursuant to an expense sharing agreement, the Company's Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, personnel, payroll taxes and other general and administrative services. The total amount paid by the Company to the Parent during 2019 under this agreement was approximately $384,500. As of December 31, 2019, approximately $32,500 is classified as Due to parent in the Statement of Financial Condition.

4. Concentration of accounts receivable

There were no amounts due from customers as of December 31, 2019.

5. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $193,000, which was approximately $184,000 in excess of its minimum requirement of approximately $9,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Subsequent Events

Management of the Company has evaluated all subsequent transactions through February 28, 2020, the date the financial statement was available to be issued. It has been determined that there are no subsequent events that require disclosure.